EXHIBIT 1.0.1

Management Update and 2023 Outlook

A. Putting a Tourniquet on Dilution

1.

We recently filed a Form 1-Z withdrawing our Tier II Offering for 500,000,000 shares of common stock at a price of .00225. We raised a total of $110,000. After careful examination we decided not to continue with the Offering since it is our opinion that even the value of the common stock at the former offering price does not reflect the current state of the Company and its immediate prospects.

2.	Convertible Notes

a.

We have come to an agreement in principle with three of the Convertible Notes Funds that helped us fund the “Old is Gold” Christmas inventory last year. The convertible notes will receive a cash payout of as much as 50% of their principal with the remaining balances to be exchanged for a 1-year Redeemable Preferred Stock. Agreements will be put in place in the coming weeks and will be filed with an accompanying 8-K.

b.

1-800 Diagonal Lending is owed approximately $30,000 which it will be converting out over the next 30-45 days. In addition, they are owed $38,000 on their final Note which will be bought out for cash in the coming weeks.

	c.	We fully expect by the early 3rd quarter to have a balance sheet devoid of any convertible debt.

B. Balance Sheet Improvement

By the end of 2nd quarter or early 3rd quarter there will be a material change to the Company’s balance sheet driven by several factors:

a.	The elimination of all the convertible debt

b.	The Conversion of almost $2 million dollars’ worth of loans made by management into a Preferred Stock

Given these factors being put into motion now we fully expect to have a balance sheet with as much as $4 million or more in “Shareholder Equity” by the end of 3rd quarter 2023.

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C. Operational Outlook

1. Authentic Heroes, Inc.

Authentic Heroes has had some significant challenges over the last few years. Ranging from the shutdown and eventual loss of our supply chain in 2020 and 2021 to the financing challenges associated with the shutdown. During that period our Company President has advanced the company the monies necessary to meet our general working capital needs as well as funding the advancement of our memorabilia proposition and NFT platform.

The most important advantage we have over the competition in the “fan-wear” merchandise arena is our patented process for recapturing fibers from an original “event-worn” garment and converting those fibers into authenticated, affordable collectibles.  The fibers from the original garment are called the “Genesis Fibers”. These fibers are used as the foundation for creating the final collectible merchandise from the original event worn garment, worn by an athlete, musical artist, or pop icon.

What was our greatest challenge is now one of our primary assets. That is our supply chain. We have now established a solid relationship with a third-party supply chain that has invested in equipment to create our products and show their commitment to the relationship. In addition, we are also creating our own self-contained supply chain because of new technologies and a manufacturing process that we have developed that reduces our production and delivery schedules from 8-10 weeks to 8-10 days. This is a very important development since this means we can deliver ten Authentic Heroes merchandise lines in the same time that in the past we normally would have delivered one. We can now “scale” our production as needed. A good example is being able to service the musical tour market. With our new production process, we can have merchandise ready before a tour starts as opposed to after the tour has ended.

We will be filing a provisional patent shortly and we fully expect to be utilizing this new and exciting process with the next license(s) we sign.

As to upcoming licenses. We are currently in discussions with several high-profile UK based Soccer Teams and UK based Rugby Teams. We are also in both early discussions and late-stage negotiations with several athletes from World Wrestling Entertainment and All Elite Wrestling. All these markets have rabid fan bases and are perfect fits for Authentic Heroes merchandise.

The mentality of fans owning a piece of an icon’s history at an affordable price is what will drive success at Authentic Heroes. The future is very bright, and we look forward to the licenses that will come to fruition in the not-too-distant future.

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2. Old is Gold Vinyl Albums

Old is Gold started as an idea to take legacy music from the 1930s-1990s with a large range of artists and music genres and turn them into Vinyl Classics on a GOLD-PLATED album and distribute them into retail stores as well as selling them online. We maintain a joint venture with Inventel Products as “As Seen on TV” company for our retail distribution. We are currently marketing 150,000 units of a “Christmas in July” album featuring classic Christmas songs by classic artists. We expect to sell all 150,000 units before the 2nd quarter is out and will post all our purchase orders for our “Christmas in July” orders via 8-K with the Securities and Exchange Commission. The purchase orders are given by the major retailers usually 2-3 weeks before the merchandise is expected to be in their warehouses. The scheduled delivery dates are in the first and second week of June so we should start seeing the “contracted” purchase orders very soon.

We will be taking purchase orders for the “Old is Gold” Christmas 2023 album in August for delivery in early November 2023 to facilitate strong demand for 300,000 units to start with. It is our opinion that this could grow into a much larger number as we get closer to the actual 2023 “Ordering Period”. The portfolio of music in our joint venture with Maestro is a vast catalogue of 17,000 Master recordings with “mechanical rights” which allows us to reproduce music in all formats. The “Old is Gold” is being established with retailers in the Christmas Holiday music category but there are several other music driven opportunities being explored, including Limited Edition Collectors Series to be sold via Infomercial. We are also in discussions with major retailers to create Vinyl Collections for other themed holidays from Valentines Day, Black History Month and Mother’s Day.

The future for Old is Gold looks extremely promising and the outlook for growth in vinyl record sales remains strong. https://www.cbsnews.com/news/vinyl-record-sales-top-cds-first-time-since-1987/

3. NFT Platform

Our NFT platform was built to hold 80 million music NFTs which allows it to store as many NFTs as Open Sea, the largest NFT platform in the world. This was created based on what was to be the retailers demand for our first Vinyl Christmas album in 2022. Retailers ranging from Barnes and Noble to Target Stores wanted us to bundle the digital version of the Christmas vinyl (“the NFT”) with the physical asset in the Vinyl album. We created an industry first in the process, embedding 100,000 QR Codes into the 100,000 Vinyls. So as a result, a purchaser of our Vinyl Christmas album would be able to claim their Christmas music NFT by scanning the QR Code on the album which took them to our landing page where they would claim their NFT. Those NFTs will be carved out to match the 100,000 albums being delivered to retailers in June.

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Currently, we are in the process of re-building a more fortified, secure, and user-friendly platform for storing and claiming our future NFTs.

We are also building a landing platform on top of our current NFT platform which will be an industry first. This platform’s purpose is to help NFT investors recapture the losses incurred on certain types of projects. In the process it will create substantial opportunities for us and will give us tremendous credibility in the Blockchain and NFT community. We expect to announce the completion of that project in late June and potentially launch it in late the July August timeframe.

We will also start work shortly on a project which will have its roots in the music industry that will include many artists and will be a game driven project with prizes awarded at the end of each contest period which could include free concert tickets, back-stage passes, airfare to and from the concert. The future is looking very bright for our NFT platform, and we fully expect it to become an integral part of our company.

4. Maybacks

Recently acquired Maybacks Global Entertainment, was started as an Over the Air (“OTA”) company driven by antennas. The growth in the OTA market has been growing at a blistering pace especially in the 18-35 year old category. Free TV is back and Maybacks is smack in the middle of that growth. https://www.nexttv.com/news/nielsen-sees-uptick-in-over-the-air-households  Maybacks is now a 27 station network whose programming is carried by Roku, Direct TV, Local Now and many other platforms giving it an FCC reach of over 450,000,000 worldwide. The opportunity to grow revenue is typically tied to advertisers placing insert ads which have a direct correlation to channel count and metrics. Advertising will be an important part of our future success however we are branching out aggressively.

We are now creating a unique revenue model which will create partnerships with entities that have enough content to fill a weekly time slot. In exchange for free airtime, we would receive 50% of all the advertising revenue derived from that partnership.  Large enough entities or associations could warrant an entire channel and be featured weekly or daily depending on their needs.

We are in final negotiations with several entities looking for “full channel” access. The resulting relationships would pay Maybacks 50% of all ad sales, and a 10-15% override on all product sales for free access. In addition, we would also receive an equity interest in the branded channels which will create by default long-term relationship and/or potentially a buyout of Maybacks equity interest at some point.

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With this strategy Maybacks will become the equivalent of a venture stage incubator for solid business propositions that need a television footprint. Why Maybacks? Because most entities do not have the budget to spend starting a channel with the Cable companies or Satellite companies, which charge as much as $150,000 for set up fees and $20-50,000 per month in access fees while not guaranteeing any audience for the channel. It is up to the entity to develop its own viewership through social media and marketing. So, the Maybacks proposition becomes a viable almost can’t say no alternative to Cable and Satellite given the minimal cost in partnering with Maybacks

5. Going Forward

Authentic Holdings is in the middle of a rebirth. What once was a one product company is now becoming a multi-faceted media and memorabilia company with highly complementary subsidiaries that will cross pollinate opportunities for each other. We have increased our organizational staff with key members to prepare for the growth to come. To date these individuals have brought many opportunities to Authentic in the areas of music creation, music distribution, memorabilia partnerships, television partnerships and future opportunities with our NFT platform.

We expect to use a combination of organic growth combined with an aggressive acquisition strategy to fuel our top-line and bottom-line growth for several years to come. We are currently in late-stage discussions with two primary targets that will add tremendous value to our platforms and increase our overall enterprise value going forward. Once the due diligence phase is completed over the next thirty days, we fully expect to enter into definitive agreements with both entities.

We hope this Management Update has given everyone a deeper and clearer understanding of where we were and where we are headed given all the opportunities that are now in front of us. We will continually strive to make Authentic Holdings, Inc. a standout company and always with an eye towards shareholder communication.

Safe Harbor Act

Forward-Looking Statements: This release contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements appear in several places in this release and include all statements that are not statements of historical fact regarding the intent, belief or current expectations of Authentic Holdings, Inc., its directors or its officers with respect to, among other things: (i) financing plans; (ii) trends affecting its financial condition or results of operations; (iii) growth strategy and operating strategy. The words "may," "would," "will," "expect," "estimate," "can," "believe," "potential" and similar expressions and variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements including those relating to the Company's financing being adequate for the Company to place its products in retail stores, execute its acquisition strategy, and to launch its growth and expansion plans, among others, are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Authentic Holdings Inc.,to control, and actual results may differ materially from those projected in the forward-looking statements as a result of various factors. No information in this press release should be construed in any way whatsoever as an indication of Authentic Holdings, Inc., future revenues, financial performance or stock price. More information about the potential factors that could affect the business and financial results is and will be included in Authentic Holdings, Inc., filings with the Securities and Exchange Commission at www.sec.gov.

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